FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 1, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 1, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
1 August 2019	1,012,700	2,500.00 GBp	2,448.50 GBp	2,469.44 GBp	LSE
1 August 2019	256,600	2,496.50 GBp	2,448.50 GBp	2,469.79 GBp	BATS (BXE)
1 August 2019	168,400	2,495.00 GBp	2,448.50 GBp	2,469.68 GBp	Chi-X (CXE)
1 August 2019	140,719	27.5350 EUR	26.8550 EUR	27.1033 EUR	BATS (BXE)
1 August 2019	87,285	27.4450 EUR	26.8450 EUR	27.0948 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/955488/2019_08_01_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 2, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 2, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
2 August 2019	1,090,229	2,429.00 GBp	2,396.00 GBp	2,411.49 GBp	LSE
2 August 2019	288,330	2,432.50 GBp	2,396.00 GBp	2,411.56 GBp	BATS (BXE)
2 August 2019	187,732	2,427.50 GBp	2,396.00 GBp	2,411.49 GBp	Chi-X (CXE)
2 August 2019	151,000	26.5650 EUR	26.1550 EUR	26.3520 EUR	BATS (BXE)
2 August 2019	102,000	26.5600 EUR	26.1550 EUR	26.3499 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/955939/2019_08_02_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 5, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 5, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 August 2019	1,156,578	2,396.00 GBp	2,348.50 GBp	2,365.11 GBp	LSE
05 August 2019	298,675	2,396.50 GBp	2,348.50 GBp	2,365.12 GBp	BATS (BXE)
05 August 2019	205,800	2,395.00 GBp	2,348.50 GBp	2,365.20 GBp	Chi-X (CXE)
05 August 2019	155,491	26.0950 EUR	25.5900 EUR	25.7675 EUR	BATS (BXE)
05 August 2019	109,800	26.1100 EUR	25.5750 EUR	25.7654 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/956491/2019_08_05_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 6, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 6, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 August 2019	1,168,500	2,360.50 GBp	2,323.50 GBp	2,335.29 GBp	LSE
06 August 2019	302,100	2,360.50 GBp	2,323.50 GBp	2,335.37 GBp	BATS (BXE)
06 August 2019	209,100	2,360.50 GBp	2,323.50 GBp	2,335.39 GBp	Chi-X (CXE)
06 August 2019	152,000	25.7150 EUR	25.3550 EUR	25.4880 EUR	BATS (BXE)
06 August 2019	116,000	25.7200 EUR	25.3400 EUR	25.4876 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/957113/2019_08_06_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 7, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 7, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 August 2019	1,124,271	2,366.50 GBp	2,318.00 GBp	2,343.64 GBp	LSE
07 August 2019	298,200	2,366.50 GBp	2,318.00 GBp	2,343.87 GBp	BATS (BXE)
07 August 2019	201,981	2,366.50 GBp	2,319.50 GBp	2,343.92 GBp	Chi-X (CXE)
07 August 2019	173,000	25.7750 EUR	25.1750 EUR	25.4820 EUR	BATS (BXE)
07 August 2019	90,000	25.7550 EUR	25.1950 EUR	25.4916 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/957827/2019_08_07_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 8, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 8, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 August 2019	1,103,017	2,377.00 GBp	2,330.00 GBp	2,356.51 GBp	LSE
08 August 2019	283,897	2,377.00 GBp	2,329.50 GBp	2,356.47 GBp	BATS (BXE)
08 August 2019	201,531	2,377.00 GBp	2,330.50 GBp	2,356.75 GBp	Chi-X (CXE)
08 August 2019	168,901	25.7150 EUR	25.3650 EUR	25.5651 EUR	BATS (BXE)
08 August 2019	85,000	25.7150 EUR	25.3750 EUR	25.5651 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/958466/2019_08_08_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 9, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 9, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 August 2019	174,821	25.8650 EUR	25.4800 EUR	25.6240 EUR	BATS (BXE)
09 August 2019	74,158	25.8500 EUR	25.5250 EUR	25.6259 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 August 2019	996,324	2,349.50 GBp	2,310.50 GBp	2,327.14 GBp	LSE
09 August 2019	355,415	2,349.50 GBp	2,311.50 GBp	2,327.21 GBp	BATS (BXE)
09 August 2019	239,818	2,349.50 GBp	2,311.50 GBp	2,327.18 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/958861/2019_08_09_transaction_in_own_shares_full2.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 12, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 12, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 August 2019	173,000	25.7850 EUR	25.5500 EUR	25.6639 EUR	BATS (BXE)
12 August 2019	75,000	25.7850 EUR	25.5550 EUR	25.6652 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 August 2019	979,385	2,362.50 GBp	2,333.50 GBp	2,352.11 GBp	LSE
12 August 2019	334,570	2,362.00 GBp	2,333.50 GBp	2,352.25 GBp	BATS (BXE)
12 August 2019	232,600	2,362.00 GBp	2,333.50 GBp	2,352.21 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/959408/2019_08_12_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 13, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 13, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 August 2019	172,596	26.0200 EUR	25.4000 EUR	25.6326 EUR	BATS (BXE)
13 August 2019	76,227	26.0000 EUR	25.3850 EUR	25.6251 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 August 2019	996,242	2,391.00 GBp	2,336.50 GBp	2,358.11 GBp	LSE
13 August 2019	318,622	2,391.00 GBp	2,337.00 GBp	2,358.23 GBp	BATS (BXE)
13 August 2019	235,475	2,391.00 GBp	2,337.00 GBp	2,358.00 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/960034/2019_08_13_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 14, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 14, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 August 2019	1,065,861	2,398.50 GBp	2,325.00 GBp	2,353.57 GBp	LSE
14 August 2019	273,382	2,399.00 GBp	2,325.00 GBp	2,353.69 GBp	BATS (BXE)
14 August 2019	211,560	2,398.50 GBp	2,325.00 GBp	2,353.84 GBp	Chi-X (CXE)
14 August 2019	180,199	25.8750 EUR	25.1800 EUR	25.4312 EUR	BATS (BXE)
14 August 2019	83,997	25.8750 EUR	25.1900 EUR	25.4315 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/960756/2019_08_14_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 15, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 15, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
15 August 2019	1,202,000	2,314.50 GBp	2,260.00 GBp	2,278.10 GBp	LSE
15 August 2019	304,000	2,314.50 GBp	2,259.50 GBp	2,278.12 GBp	BATS (BXE)
15 August 2019	241,900	2,314.50 GBp	2,259.50 GBp	2,278.25 GBp	Chi-X (CXE)
15 August 2019	188,600	25.0600 EUR	24.5250 EUR	24.7909 EUR	BATS (BXE)
15 August 2019	91,993	25.0800 EUR	24.5500 EUR	24.7963 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/961306/2019_08_15_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 16, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 16, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 August 2019	139,310	25.0350 EUR	24.8500 EUR	24.9256 EUR	BATS (BXE)
16 August 2019	90,435	25.0250 EUR	24.8450 EUR	24.9231 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 August 2019	1,015,997	2,272.00 GBp	2,254.00 GBp	2,263.65 GBp	LSE
16 August 2019	317,735	2,274.00 GBp	2,254.50 GBp	2,264.26 GBp	BATS (BXE)
16 August 2019	245,551	2,274.00 GBp	2,254.00 GBp	2,264.40 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/961804/2019_08_16_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 19, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 19, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 August 2019	1,147,004	2,327.50 GBp	2,296.50 GBp	2,314.46 GBp	LSE
19 August 2019	328,265	2,327.50 GBp	2,297.50 GBp	2,314.48 GBp	BATS (BXE)
19 August 2019	236,547	2,327.50 GBp	2,296.50 GBp	2,314.49 GBp	Chi-X (CXE)
19 August 2019	190,593	25.4300 EUR	25.1000 EUR	25.2990 EUR	BATS (BXE)
19 August 2019	90,574	25.4300 EUR	25.1050 EUR	25.2974 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/962400/2019_08_19_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 20, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 20, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 August 2019	1,142,685	2,324.50 GBp	2,279.50 GBp	2,304.65 GBp	LSE
20 August 2019	322,838	2,324.00 GBp	2,279.50 GBp	2,304.65 GBp	BATS (BXE)
20 August 2019	235,961	2,324.00 GBp	2,282.00 GBp	2,304.70 GBp	Chi-X (CXE)
20 August 2019	180,861	25.3750 EUR	24.9850 EUR	25.2075 EUR	BATS (BXE)
20 August 2019	82,773	25.3700 EUR	24.9850 EUR	25.2090 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/963141/2019_08_20_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 21, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 21, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 August 2019	174,250	25.4600 EUR	25.2200 EUR	25.3703 EUR	BATS (BXE)
21 August 2019	80,000	25.4800 EUR	25.2250 EUR	25.3729 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 August 2019	1,092,007	2,316.00 GBp	2,285.00 GBp	2,306.75 GBp	LSE
21 August 2019	335,000	2,315.50 GBp	2,285.00 GBp	2,306.84 GBp	BATS (BXE)
21 August 2019	273,000	2,315.50 GBp	2,285.00 GBp	2,306.88 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/963746/2019_08_21_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 22, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 22, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
22 August 2019	1,040,000	2,315.00 GBp	2,276.00 GBp	2,299.01 GBp	LSE
22 August 2019	462,000	2,315.00 GBp	2,276.00 GBp	2,298.95 GBp	BATS (BXE)
22 August 2019	223,000	2,315.00 GBp	2,277.00 GBp	2,299.11 GBp	Chi-X (CXE)
22 August 2019	179,500	25.4600 EUR	25.1100 EUR	25.3043 EUR	BATS (BXE)
22 August 2019	83,000	25.4650 EUR	25.1250 EUR	25.3075 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/964390/2019_08_22_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 23, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 23, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
23 August 2019	954,259	2,297.50 GBp	2,263.00 GBp	2,283.79 GBp	LSE
23 August 2019	569,400	2,297.50 GBp	2,263.00 GBp	2,283.93 GBp	BATS (BXE)
23 August 2019	204,500	2,297.50 GBp	2,263.00 GBp	2,284.04 GBp	Chi-X (CXE)
23 August 2019	186,542	25.3750 EUR	25.0150 EUR	25.2160 EUR	BATS (BXE)
23 August 2019	85,000	25.3750 EUR	25.0200 EUR	25.2134 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/964852/2019_08_23_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 26, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 26, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
26 August 2019	193,917	25.1350 EUR	24.8600 EUR	25.0146 EUR	BATS (BXE)
26 August 2019	89,887	25.1450 EUR	24.8600 EUR	25.0149 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/965980/2019_08_26_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 27, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 27, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 August 2019	191,000	25.1550 EUR	24.9100 EUR	25.0369 EUR	BATS (BXE)
27 August 2019	85,000	25.1500 EUR	24.9050 EUR	25.0397 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 August 2019	1,115,913	2,271.00 GBp	2,241.00 GBp	2,258.37 GBp	LSE
27 August 2019	340,605	2,270.00 GBp	2,241.00 GBp	2,258.43 GBp	BATS (BXE)
27 August 2019	277,024	2,271.00 GBp	2,241.00 GBp	2,258.48 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/966294/2019_08_27_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 28, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 28, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
28 August 2019	963,554	2,285.50 GBp	2,243.50 GBp	2,268.94 GBp	LSE
28 August 2019	553,000	2,285.50 GBp	2,243.00 GBp	2,268.99 GBp	BATS (BXE)
28 August 2019	206,120	2,285.00 GBp	2,243.50 GBp	2,268.94 GBp	Chi-X (CXE)
28 August 2019	192,000	25.2250 EUR	24.8550 EUR	25.0174 EUR	BATS (BXE)
28 August 2019	82,000	25.2150 EUR	24.8600 EUR	25.0131 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/966946/2019_08_28_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 29, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 29, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
29 August 2019	874,560	2,313.50 GBp	2,274.50 GBp	2,301.52 GBp	LSE
29 August 2019	500,000	2,313.00 GBp	2,274.50 GBp	2,301.60 GBp	BATS (BXE)
29 August 2019	190,000	2,313.00 GBp	2,276.50 GBp	2,301.42 GBp	Chi-X (CXE)
29 August 2019	165,000	25.4550 EUR	25.0600 EUR	25.3579 EUR	BATS (BXE)
29 August 2019	71,000	25.4600 EUR	25.0600 EUR	25.3594 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/967583/2019_08_29_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

August 30, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on August 30, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 August 2019	910,780	2,298.00 GBp	2,268.50 GBp	2,286.03 GBp	LSE
30 August 2019	528,100	2,298.00 GBp	2,268.50 GBp	2,286.06 GBp	BATS (BXE)
30 August 2019	198,100	2,297.50 GBp	2,268.50 GBp	2,286.18 GBp	Chi-X (CXE)
30 August 2019	176,261	25.3500 EUR	25.1350 EUR	25.2512 EUR	BATS (BXE)
30 August 2019	72,740	25.3500 EUR	25.1300 EUR	25.2503 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company’s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/968120/2019_08_30_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: September 2, 2019